Exhibit 2.2.2

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

This Amendment No. 1 to Asset Purchase Agreement (this “Amendment”) is made this 11th day of June, 2014, by and between Radioio, Inc., a Nevada corporation with a place of business at 475 Park Avenue South, 4th Floor, New York, New York 10016 (the “Buyer”), and Crowdstream, Inc., a Delaware corporation with a place of business at 65 Washington Street, 2D, Brooklyn, New York 11201 (the “Seller”).

WHEREAS, the Buyer and the Seller previously entered into that certain Asset Purchase Agreement dated as of April 29, 2014 (the “Asset Purchase Agreement”), pursuant to which the Buyer acquired substantially all of the assets comprising the Seller’s mobile application business; and

WHEREAS, the Buyer and the Seller wish to amend the Asset Purchase Agreement on the terms and conditions set forth in this Amendment;

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the parties hereto, intending to be legally bound, hereby agree as follows:

1.           Section 2.1.3 of the Asset Purchase Agreement is amended to read in its entirety as follows:

“2.1.3           The amount of seventeen thousand five hundred dollars ($17,500) shall be paid by the Buyer to the Seller via check or wire transfer on or before one hundred eighty (180) days after the Closing Date.  Failure by the Buyer to pay the amount described in this Section 2.1.3 in the time described herein, subject to notice by the Seller and a ten (10) business day period to cure such failure, shall render this Agreement null and void ab initio, in which event (i) the Buyer shall immediately return all of the Purchased Assets to the Seller and (ii) the Seller shall immediately return, or cause the return of, the shares of Common Stock described in Section 2.1.1 to the Buyer.  In such event, the Buyer agrees to sign any documents reasonably necessary to effectuate the return of all of the Purchased Assets, including, without limitation a quit claim agreement with respect to the Purchased Assets.”

2.           Except as modified herein, all of the terms, conditions and provisions of the Asset Purchase Agreement shall remain in full force and effect.  To the extent that any term, condition or provision of this Amendment is inconsistent with any term, condition or provision of the Asset Purchase Agreement, the term, condition or provision of this Amendment shall control.

3.           This Amendment shall be interpreted and construed in accordance with the laws of the State of New York, without regard to conflict of law provisions.

4.           This Amendment may be executed in counterparts, each of which shall be deemed to be an original, and both of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly signed as of the day and year first above written.

BUYER:

RADIOIO, INC.

By:	/s/ Zachary McAdoo
Name:	Zachary McAdoo
Title:	Chairman, President, Chief Executive
Officer and Chief Financial Officer

SELLER:

CROWDSTREAM, INC.

By:	/s/ Christian Brucculeri
Name:	Christian Brucculeri
Title:	Chief Executive Officer and Treasurer